Rec'd 6/27/06

06009158

BB 7/7

[UNITED ST]ATES
[SECURITIES AND EXCH]ANGE COMMISSION
Washington, D.C. 20549

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AB 7/8

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 27 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

SEC FILE NUMBER
8-11206

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/05 (MM/DD/YY) AND ENDING 04/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
National Pension & Group Consultants, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3130 Broadway
(No. and Street)

Kansas City (City) Missouri (State) 64111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard F. Jones, President (816) 968-0602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodrich Baron Goodyear LLP
(Name – *if individual, state last, first, middle name*)

6700 E. Pacific Coast Highway, Suite 255, Long Beach, California 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 7/8/06

OATH OR AFFIRMATION

I, Richard F. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Pension & Group Consultants, Inc., as of April 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Richard F. Jones, President

Title

Notary Public

JOHN W. BAXTER
Notary Public - Notary Seal
Commission # 05549105
STATE OF MISSOURI
JACKSON COUNTY
MY COMMISSION EXPIRES MAR. 15, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

GBG LLP
GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
National Pension & Group Consultants, Inc.
Kansas City, Missouri

We have audited the accompanying statement of financial condition of National Pension & Group Consultants, Inc. as of April 30, 2006, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Pension & Group Consultants, Inc. as of April 30, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 10-13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule l7a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
May 22, 2006

NATIONAL PENSION & GROUP CONSULTANTS, INC.
STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2006

ASSETS

Cash and cash equivalents:		
Cash in bank		$ 109,025
UMB Scout Money Market Fund		180,076
Federated Cash Management Funds		983,708
Total cash and cash equivalents		1,272,809
Marketable securities (at market value) – NASDAQ Stock – Allowable		11,226
Receivables (non-allowable):		
Commissions - Commodities	$ 1,117	
Commissions – Variable annuities	945	
Due from related entities:		
Management fees	9,003	
Expense reimbursement	423	
Total receivables		11,488
Other assets (non-allowable):		
Investment – NPGC Fund, LP	136,322	
CRD deposit	724	
IRS tax deposit	25,141	
Total other assets		162,187
Total assets		$ 1,457,710

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Commissions payable		$ 12
Total liabilities		12
Stockholder's equity:		
Common stock, Class A, $10 par value; authorized 4,000 shares; issued and outstanding, 2,400 shares	$ 24,000	
Additional paid-in capital	50,000	
Retained earnings	1,383,698	
Total stockholder's equity		1,457,698
Total liabilities and stockholder's equity		$ 1,457,710

The accompanying notes are an integral part of these financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
STATEMENT OF INCOME

YEAR ENDED APRIL 30, 2006

Revenues:		
Commissions - Commodities		$ 17,734
Commissions – Variable annuities		40,415
Section 12b-1 fees		827,857
Dividends and interest		41,091
Management fees		112,864
Administrative income		85,087
Unrealized gain on investments		18,874
Total revenues		1,143,922
Expenses:		
Commissions/Clearing	$ 1,061	
Section 12b-1 expenses	827,857	
Administrative expenses	85,030	
Management fees	66,691	
Professional fees	8,506	
Continuing education and testing fees	682	
NASD fees	2,735	
NFA fees	950	
State filing fees	1,091	
Local taxes	1,747	
SIPC assessment	150	
Office expenses	529	
Other	28	
Total expenses		997,057
Net income		$ 146,865

The accompanying notes are an integral part of these financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED APRIL 30, 2006

	Common Stock, Class A		Additional		Total
			Paid-In	Retained	Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance, April 30, 2005	2,400	$ 24,000	$ 50,000	$ 1,236,833	$ 1,310,833
Net income for year ended April 30, 2006	-	-	-	146,865	146,865
Balance, April 30, 2006	2,400	$ 24,000	$ 50,000	$ 1,383,698	$ 1,457,698

The accompanying notes are an integral part of these financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED APRIL 30, 2006

Cash flows from operating activities:		
Net income		$ 146,865
Adjustments to reconcile net income to net cash provided by operating activities:		
Net unrealized gain on investments in NPGC Fund, LP	$ (18,873)	
Decrease in receivables	13,236	
Decrease in payable	(55)	
Decrease in deposits	4,867	
Decrease in CRD deposit	329	
Decrease in management fee payable	(63,425)	
Total adjustments		(63,921)
Net cash flows provided by operating activities		82,944
Cash flows from investing activities		-
Cash flows from financing activities		-
Net increase in cash and cash equivalents		82,944
Cash and cash equivalents at beginning of year		1,189,865
Cash and cash equivalents at end of year		$ 1,272,809

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash payments for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

National Pension & Group Consultants, Inc. (the "Company") was formed in the District of Columbia in 1961 and was registered to do business in the State of Missouri as a foreign corporation in October 1971. The main office is in Kansas City, Missouri, and the only branch office is in Kentucky. The Company is a registered broker-dealer and is a member of the National Association of Securities Dealers, Inc. (NASD), and is registered with the Securities and Exchange Commission (SEC) and various other states. The Company also is registered with the National Futures Association ("NFA") and the Commodity Futures Trading Commission ("CFTC").

The Company primarily conducts a mutual fund business by way of FTJFundChoice, which provides financial services in the nature of investment administration. The Company conducts a minimal variable contract business. The Company is subject to a CFTC minimum net capital requirement of $30,000 and operates pursuant to the (k)(1) exemptive provision of SEC Rule 15c3-3. The Company does not clear securities transactions or hold customers' securities or funds.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities

The Company's marketable securities, which consists solely of NASDAQ stock bought and held principally for selling, are classified as trading securities. Trading securities are recorded at fair value on the statement of financial condition and the change in fair value is included in net income.

Investment in NPGC Fund Limited Partnership

The Company is the managing general partner in NPGC Fund Limited Partnership ("NPGC Fund, LP"), a commodity pool, which trades in futures, options and related contracts. The Company owned approximately 42.2 units (approximately 2%) of NPGC Fund, LP as of April 30, 2006. The Company marks to market its units on a monthly basis, based on the performance of the commodity pool, with the unrealized gains and losses included in the statement of income. Summarized financial information for NPGC Fund, LP as of and for the year ended December 31, 2005 (the most recent audited financial statements), is as follows:

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Investment in NPGC Fund Limited Partnership, Continued

Assets	$ 7,707,970
Liabilities	(60,661)
Partners' equity	$ 7,647,309
Investment income (loss)	$ 298,286
Operating expenses	(402,957)
Net loss	$ (104,671)

Income Taxes

The Company elected under Section 1372(a) of the Internal Revenue Code to be treated as an S corporation. Accordingly, the Company is not subject to federal income taxes as all income, deductions, credits, etc. are taxable to the shareholder. Therefore, no provision for income taxes has been made in these financial statements. The Company is required to make certain deposits to the Internal Revenue Service due to its election of a fiscal year-end versus a calendar year-end.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) RELATED PARTY TRANSACTIONS

The Company is an affiliate of American Service Life Insurance Company ("ASLIC"), Fidelity Security Life Insurance Company ("FSLIC"), Forrest T. Jones & Company, Inc. ("FTJ"), Forrest T. Jones Consulting Company, Inc., and FTJFundChoice, LLC (a registered investment advisor), in all of which Richard F. Jones has an equity interest. FTJ performs management and accounting services. Also, some of the transactions recorded in the Company's financial statements reflect the intercompany billings based on allocation of common costs. The Company had a receivable of $423 at April 30, 2006, for common cost allocations.

(2) RELATED PARTY TRANSACTIONS, Continued

In 1999, the Company entered into an affiliation agreement with FSLIC and FTJ for the purpose of selling FSL Flexible Premium Variable Annuity contracts offered by FSLIC. Pursuant to this agreement, the Company serves as the distributor for the variable annuity insurance contracts. Commissions are paid to FTJ or its designates based on the percentage of sales and contract value in accordance with the instructions received from FTJ. FTJ has relinquished its commissions on the variable annuity insurance contracts distributed by the Company. Accordingly, the Company has included $40,415 of commissions received from the sale of the variable annuity insurance contracts in commission revenue in the statement of income for the year ended April 30, 2006.

The Company performs management and investment services for NPGC Fund, LP. A management fee of .125% per month of the month-end net asset value is received by the Firm (one and one-half percent per year). These fees were $85,087 in 2006. The Company pays an annual management fee to one of its principal officers equal to 50% of certain income less the related expenses. The management fee incurred under the agreement amounted to $54,632 for the year ended April 30, 2006.

As General Partner of NPGC Fund, LP, the Company also receives an incentive fee equal to 5% of net new trading profits each quarter. Net new trading profits, for purposes of calculating the General Partner's incentive fee, is the net new increase in net asset value of NPGC Fund, LP, adjusted for additions and withdrawals, as compared to the prior month's highest net asset value. The Company received no incentive fees in 2006.

The Company receives 12b-1 fees and related administrative income, which are remitted to its affiliate, FTJFundChoice, LLC for certain administrative services. The amount of such fees included in the accompanying statement of income as both 12b-1 and administrative revenue and offsetting expense amounted to $827,857 for 12b-1 fees and $85,087 for administrative costs.

(3) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

NPGC Fund, LP utilizes derivative financial instruments, primarily futures contracts, but also including options, foreign currency forwards, and related contracts for trading purposes. Such contracts are carried at fair value, generally based on quoted market prices, with unrealized gains and losses included in the statement of income.

Futures, forwards, and similar contracts provide for the delayed delivery of the underlying instrument. As a writer of options, NPGC Fund receives a premium in exchange for giving the counter-party the right to buy or sell the underlying commodity or security at a future date

(3) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK, Continued

at a contracted price. The contractual amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange. Cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts is limited to the unrealized market valuation gains/losses. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

NPGC Fund, LP accounts are carried by Man Financial, a clearing agent. The agreement between the Company and Man Financial stipulates that all losses resulting from the NPGC Fund, LP's customers' inability to fulfill their contractual obligations are the responsibility of the Company. The settlement of open transactions as of April 30, 2006, is not expected to have a material adverse effect on the Company's financial statements.

(4) CLASS B COMMON STOCK

The Company has authorized 1,000 shares of Class B non-voting common stock of which no shares have been issued.

(5) SIPC

The SIPC assessment has been determined in accordance with applicable instructions and was remitted on a timely basis.

(6) NET CAPITAL

The Company maintains a minimum net capital of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi) of the Net Capital rule. To comply with the CFTC regulations and NFA Rules, the Company has a minimum required net capital of $30,000. The ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of April 30, 2006, the net capital was $1,259,063, which exceeded the required minimum capital of $30,000 by $1,229,063, and the net capital ratio was .00 to 1.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

APRIL 30, 2006

Total equity from statement of financial condition		$ 1,457,698
Less non-allowable assets:		
Receivables	$ 11,488	
Investment – NPGC Fund, LP	136,322	
CRD deposit	724	
Other deposits	25,141	(173,675)
Net capital before haircut		1,284,023
Haircut:		
UMB Scout money market fund @ 2%	3,602	
Federal cash management funds @ 2%	19,674	
NASDAQ Stock @ 15%	1,684	
Total haircuts		(24,960)
Net capital		$ 1,259,063

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $30,000, whichever is greater)	$ 30,000
Net capital from above	$ 1,259,063
Excess net capital	$ 1,229,063

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$ 12
Ratio of aggregate indebtedness to net capital	.00 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

NATIONAL PENSION & GROUP CONSULTANTS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

APRIL 30, 2006

Not applicable – The Company is not required to prepare a Computation of Reserve Requirement pursuant to Rule 15c3-3 as it is a corporation dealing primarily in mutual funds transacted directly with the Fund. The Company does not receive or deliver customer funds or securities and is exempt pursuant to Paragraph (k)(1) of the Rule.

The Company is not subject to the requirements of Rule 15c3-3 Customer Protection – reserves and custody of securities with respect to physical possession or control as set forth in the rule - as it does not receive or hold funds or securities.